Exhibit 2

President and CEO's Message    W. Edmund Clark    •    President and Chief Executive Officer

2003 marked an important transformation for the Bank.

On the heels of a difficult year in 2002, our senior management team and employees managed to reposition the Bank to deliver more stable and sustainable earnings. I was confident that we had the strategies and expertise to deliver on these objectives but was pleasantly surprised at the accelerated rate of our progress.

        This year's solid performance is attributable to the underlying strength of our core businesses and the ability of our employees. It demonstrates that we are successfully delivering sustainable earnings and regaining market confidence.

        Our entire management team is united in pursuit of building long term shareholder value through growth in each of our three businesses. We remain focused on deriving more of our earnings from our retail businesses and are on track to reach our goal of 80% of total earnings from retail with the balance coming from a disciplined approach to our wholesale business.

Personal and Commercial Banking

The solid performance of Personal and Commercial Banking was central to TD Bank Financial Group's overall success this year. TD Canada Trust demonstrated promising volume and earnings growth in 2003, despite increased pressure on margins. This translated into year-over-year profit growth of 14.6 percent.

        Revenue grew across several key product groups including real estate secured lending, Visa, small business banking and insurance. Customer satisfaction also improved over the year as the Customer Satisfaction Index reached a record high at year-end.

        Our focus going forward is to restructure our expense base through continued process improvements with the goal of permanently lowering our cost base so that we enhance the customer experience and meet profit targets despite declining margins.

        We are pleased with the acquisition of 57 Laurentian Bank branches in Ontario and Western Canada and firmly believe that our integration experience will allow us to seamlessly welcome our newest employees and customers to TD Canada Trust. We look forward to delivering to these customers the comfortable banking experience that is the hallmark of our brand.

        Looking forward, we see potential for continued steady earnings growth in Personal and Commercial Banking, despite the highly competitive environment.

Wealth Management

Wealth Management did very well in 2003 both in North America and internationally as we successfully positioned our operations to benefit from strengthening markets. Our hard work and investments in the North American discount brokerage business were rewarded this year as we realized our objective of reducing the breakeven point per trade. As market activity returned this year, we were able to translate this volume growth into significant revenue growth. This improvement was particularly notable in the United States.

        We expect the earnings volatility to persist in this business in the short-term but we remain comfortable in this environment because it is transparent to the marketplace and is tied to what we view as a core high growth, high multiple business. The TD Waterhouse brand remains a significant asset throughout North America and we plan to build on this strength in 2004.

        In Canada, TD Waterhouse's Financial Planning and Investment Advice businesses continue to grow in line with expectations. We are encouraged by referral growth and still see opportunity to offer financial advice, products and services to TD Canada Trust's strong base of 10 million customers.

        We significantly restructured TD Waterhouse International and met our objective of reaching breakeven internationally by fiscal 2004. Our focus on TD Waterhouse outside of North America is now dedicated to the United Kingdom where we have a strong franchise and the infrastructure to grow the business profitably.

6        TD BANK FINANCIAL GROUP ANNUAL REPORT 2003 - To Our Shareholders

[PHOTO]

Wholesale Banking

Wholesale Banking posted a solid performance only one year after we announced a significant restructuring in TD Securities. This year demonstrated that when properly structured, TD Securities can provide important earnings diversification, concurrent with reduced risk.

        Much was asked of the leadership team in Wholesale Banking this past year and they did an excellent job of refocusing the business in a very short time. We carefully reviewed all of our client relationships and are now focused on strategic relationships that we believe offer long-term benefit to the business.

        Our core business is well positioned to continue its disciplined approach to business development focusing on full service investment banking in Canada and niche products in global markets.

        We also made significant progress in exiting the non-core relationships and have reduced the non-core portfolio to $4.2 billion, down from $11.2 billion a year ago. We remain comfortable with our provisions for credit loss and continue to monitor the performance of the portfolio. We announced the release of sectoral releases this year and will continue to be diligent in communicating our plans for provisions as we move forward.

        Overall we have reason to be optimistic about the potential for Wholesale Banking in 2004. We refined our risk management and business strategies to reflect changes in our corporate strategy and in the marketplace. Building on this year's success, I believe we are well positioned to deliver more stable and consistent earnings going forward.

Corporate Management

Today's business environment is in a constant state of change. Accounting, securities and regulatory standards are constantly evolving and becoming more complex. TD Bank Financial Group relies on our Corporate Management functions to ensure we anticipate and incorporate changes to these standards to best serve our customers and shareholders. This group did an exceptional job this year and I believe we are truly among the leaders in corporate governance.

        Corporate Management is also responsible for ensuring our businesses are prepared to respond to any disruptions in the normal course of business. Our customers depend on us during these times and expect us to continue delivering service regardless of natural disaster or technology failure. This year our business continuation readiness plans were put to the test by SARS, mad cow disease, forest fires in British Columbia, the hurricane in Atlantic Canada and the power outage in Ontario. I am pleased to report that our businesses were up to the challenges.

Building on strength

As I look ahead, I am confident that our businesses are properly positioned and armed with the right strategies for sustainable future growth. We have approached each business with a philosophy of ensuring that they can continue to perform even during difficult conditions and excel when the climate is favourable.

        Our commitment to customer satisfaction, coupled with our strong brands and underpinned with an unrelenting emphasis on operational excellence will continue to guide us next year and beyond. I believe we are uniquely advantaged to capitalize on these strengths and become one of the best run, integrated, and customer-focused financial institutions.

        On behalf of management, I would like to thank the Board of Directors for their continued guidance and leadership, our unrivalled team of employees for their hard work and commitment to excellence and our customers and shareholders for their continued support.

/s/ Edmund Clark
 W. Edmund Clark
President and Chief Executive Officer

TD BANK FINANCIAL GROUP ANNUAL REPORT 2003 - To Our Shareholders        7